MYT NETHERLANDS PARENT B.V.

Einsteinring 9

85609 Aschheim/Munich

Germany

January 19, 2021

Via EDGAR Submission

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Tony Watson
Theresa Brillant
Daniel Morris
Lilyanna Peyser

Re:	MYT Netherlands Parent B.V.
Registration Statement on Form F-1
CIK No. 0001831907
SEC Registration No. 333-251765

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-1 (File No. 333-251765) (the “Registration Statement”) of MYT Netherlands Parent B.V. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on January 20, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Baker & McKenzie LLP by calling Roger Bivans at (214) 978-3095 or Christopher Bartoli at (312) 861-8676.

Thank you for your assistance with this matter.

Very truly yours,
/s/ Michael Kliger

Michael Kliger Chief Executive Officer and Management Board Member